UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Revision of consolidated earnings forecast for the first half of the fiscal year ending March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: October 13, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

October 13, 2011
To whom it may concern
Sumitomo Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No. 8309

Revision of consolidated earnings forecast

for the first half of the fiscal year ending March 31, 2012

Sumitomo Mitsui Trust Holdings, Inc. hereby announces its consolidated earnings forecast for the first half of the fiscal year ending March 31, 2012 (“1HFY2011”) as follows:

1. Revision of consolidated earnings forecast for 1HFY2011

(For the period from April 1, 2011 to September 30, 2011)

(1) Consolidated earnings forecast

(Billions of Yen)
	Ordinary profit	Net income
(A) Previous forecast (Announced on August 4, 2011)	100.0	90.0
(B) Revised forecast	150.0	125.0
(C) Change (B) - (A)	50.0	35.0
(D) Rate of change (C) / (A) X 100	50%	39%

(2) Reason for the revision

Consolidated ordinary profit and net income for 1HFY2011 are expected to be higher than the amounts previously forecasted, because total credit costs are lower than the previous forecast, and that net business profit before credit costs surpasses the previous forecast due to the favorable performance of the market-related business.

2. Future outlook

The earnings forecast and the interim and annual dividend forecasts for FY2011 will be announced, after assessing the financial results of 1HFY2011 and outlook for FY2011.

Legal Disclaimer

Regarding forward-looking statements contained in this release

This release contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, Sumitomo Mitsui Trust Holdings, Inc. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

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Reference

<Definition of terms in this page>

Non-consolidated (three-company total):	The Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated) + The Sumitomo Trust and Banking (Non-consolidated)

Consolidated figures for the past fiscal year: combined figures of former Chuo Mitsui Trust Holdings (Consolidated) and The Sumitomo Trust and Banking (Consolidated)

1. Outline of the earnings forecast for 1HFY2011

<Consolidated>

(1)	Net business profit before credit costs <1> is expected to increase by 40.0 billion yen from the previous forecast to 175.0 billion yen, due to the effects on consolidated financial results resulting from the management integration (*1), in addition to the increase in market-related profit on a non-consolidated (three-company total) basis.

(2)	Ordinary profit <2> is expected to increase by 50.0 billion yen from the previous forecast to 150.0 billion yen, mainly because, in addition to above (1), total credit costs <5> decrease by 20.0 billion yen from the previous forecast, though a -10.0 billion yen (*2) of losses on devaluation of stocks <7> is posted.

(3)	As a result, net income <3> is expected to increase by 35.0 billion yen from the previous forecast to 125.0 billion yen.

(*1)	Differences from the non-consolidated financial results, due to profit/ loss arising from amortization/ accumulation of corresponding assets and liabilities, as well as sales of bonds, etc. by applying purchase accounting method.
(*2)	Losses on devaluation of stocks are expected to stay at -10.0 billion yen on a consolidated basis due to the revaluation of stocks in accordance with purchase accounting method, while those on a non-consolidated (three-company total) basis are expected to be -20.0 billion yen.

<Non-consolidated (three-company total)>

(4)	Net business profit before credit costs <8> is expected to increase by 20.0 billion yen from the previous forecast to 130.0 billion yen, mainly due to the favorable performance of the market-related business.

(5)	Total credit costs <11> are expected to improve by 15.0 billion yen from the previous forecast mainly because credit costs from new non-performing loans are limited, while net gains on sales of stocks and other securities <12> are expected to be -20.0 billion yen due to the devaluation of domestic stocks.

(6)	As a results, net income for 1HFY2011 <10> is expected to increase by 10.0 billion yen from the previous forecast to 55.0 billion yen.

[Consolidated]

(Billions of Yen)
		1HFY2011
		Previous forecast (A)	Revised forecast (B)	Change (B) - (A)
1	Net business profit before credit costs	135.0	175.0	40.0
2	Ordinary profit	100.0	150.0	50.0
3	Net income	90.0	125.0	35.0
4	Net income (excl. amortization of negative goodwill)	50.0	80.0	30.0
5	Total credit costs	-20.0	0.0	20.0
6	Net gains on sales of stocks and other securities		-10.0
7	Losses on devaluation of stocks		-10.0
	[Non-consolidated (three-company total)]
8	Net business profit before credit costs	110.0	130.0	20.0
9	Ordinary profit	80.0	85.0	5.0
10	Net income	45.0	55.0	10.0

11	Total credit costs	-15.0	0.0	15.0
12	Net gains on sales of stocks and other securities		-20.0
13	Losses on devaluation of stocks		-20.0

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2. Net unrealized gains/ losses of “Available-for-sale securities” with fair value (Banking account, after impairment)

Consolidated net unrealized gains of Japanese stocks <15> decrease due to the decline in stock prices, in addition to the revaluation of stocks by applying purchase accounting method, while consolidated net unrealized gains/ losses of Japanese bonds <16> and others <17> improve. As a result, consolidated net unrealized gains/ losses of “Available-for-sale securities” with fair value <14> are expected to be 15.0 billion yen.

[Consolidated]

(Billions of Yen)
		Mar. 2011 actual (A)	Sep. 2011 forecast (B)	Change (B) - (A)
14	Available-for-sale securities	68.1	15.0	-53.1
15	Japanese stocks	83.2	-55.0	-138.2
16	Japanese bonds	7.8	45.0	37.2
17	Others	-22.9	25.0	47.9

	[Non-consolidated (three-company total)]

18	Available-for-sale securities	49.8	25.0	-24.8
19	Japanese stocks	65.1	-25.0	-90.1
20	Japanese bonds	7.8	35.0	27.2
21	Others	-23.1	15.0	38.1

For further information, please contact: IR Office, Financial Planning Department Sumitomo Mitsui Trust Holdings, Inc.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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